Exhibit (h)(1)(b)

SCHEDULE A

EATON VANCE VARIABLE TRUST

ADMINISTRATIVE SERVICES AGREEMENT

EFFECTIVE DECEMBER 15, 2006

Name of Fund

Eaton Vance VT Floating-Rate Income Fund Eaton Vance VT Large-Cap Value Fund Eaton Vance VT Worldwide Health Sciences Fund

Fee: 0.0% of average daily net assets per annum, computed and paid monthly